UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: January 15, 2020
Commission File Number: 001-33414

Denison Mines Corp.
(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: January 15, 2020	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Fourth Amended & Restated Credit Facility dated as of January 30, 2015
99.2	First Amending Agreement to Fourth Amended & Restated Credit Facility dated January 27, 2016
99.3	Second Amending Agreement to Fourth Amended & Restated Credit Facility dated January 31, 2017
99.4	Third Amending Agreement to Fourth Amended & Restated Credit Facility dated January 19, 2018
99.5	Fourth Amending Agreement to Fourth Amended & Restated Credit Facility dated April 9, 2018
99.6	Fifth Amending Agreement to Fourth Amended & Restated Credit Facility dated January 29, 2019